Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

As independent registered public accountants of The First Bancorp, Inc., we hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 12, 2010 with respect to the consolidated balance sheets of The First Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of the internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of The First Bancorp, Inc.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

May 21, 2010